Confidential Treatment has been requested by CPI International, Inc. pursuant to 17 CFR 200.83, and accordingly, this letter omits confidential information included in the unredacted version of the letter delivered to the Securities and Exchange Commission in paper format. Asterisks below denote omissions of information.

CPI International, Inc.
811 Hansen Way
Palo Alto, California 94303-1110

March  2, 2006

VIA OVERNIGHT COURIER

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

Re:	CPI International, Inc. Amendment No. 1 to Form S-1 filed February 10, 2006 File No. 333-130662

Dear Ms.  Anderson:

We are writing in response to your letter to CPI International, Inc. (the "Company" or "we") dated February  23, 2006. We have considered the comments of the Staff (the "Staff") of the Securities and Exchange Commission relating to Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-130662), filed on February  10, 2006 (the "Registration Statement"), and have set forth below our responses to each of the comments thereto. Concurrently with this letter, we are filing Amendment No. 2 to the Registration Statement (the "Second Amendment"), reflecting changes arising out of your comments. Comment numbering used for each response below corresponds to the comment numbering used in the Staff's letter.

Please note that concurrent with the submission of this response letter, we are submitting a request under separate cover for the confidential and nonpublic treatment of certain portions of this response letter under the rules of the Securities and Exchange Commission. Accordingly, we are filing a redacted copy of this letter via EDGAR.

***

Michele M. Anderson,  Esq.
March 2, 2006

Amendment No. 1 to Form S-1

Prospectus Summary, page 1

1.

We note your revisions in response to prior comment 7. Continue to revise to reduce the length of your summary and to focus more, with less repetition, on the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting statements such as the following, which do not appear to disclose information that is so material that it warrants summary treatment:

•

The discussion under Our Competitive Strengths unnecessarily repeats several statements from the first four paragraphs of the summary text, including multiple statements that you are a leading provider of microwave and radio frequency products. You also unnecessarily repeat disclosure about your opportunities to provide spare parts.

•

On page 3, under Our Strategy, you state that your strategy is "Pursuing attractive commercial opportunities by developing new products to pursue growth areas in the commercial markets we serve." This and similar statements are generic in that they could apply to any business in any industry. Revise to focus instead on the most material aspects of your business.

These are only examples. The disclosure under Our Competitive Strengths, Market Trends and Our Strategy still contain a level of detail and repetition that is more appropriate in the Business discussion than in the prospectus summary. The amount of detail provided about these positive aspects of your offering obscures the significance of the potentially adverse aspects that you have included at the end of your summary.

We have complied with the Staff's comment and have further reduced the length of the summary section. Please see pages 1-3 of the prospectus.

2.

We note your revisions in response to prior comment 8. After you further reduce the length of the summary, please revise your prospectus summary to provide a more balanced presentation by moving the information appearing under the new Risk Factors caption to a more prominent location, such as at the end of the "Our Company" subsection. Also revise to disclose the following information:

•

You have a history of net losses for the past five years with the exception of fiscal years 2003 and 2005. Your statement that "[w]e have had net losses in five of our last ten fiscal years" attaches equal significance to your financial results of ten years ago to those of the past two years.

We have complied with the Staff's comment that we move the information appearing under the new "Risk Factors" caption to a more prominent location. Please see pages 2-3 of the prospectus. Please note, however, that we have placed that information immediately before the "Our Corporate Information" subsection. We have done so because we believe that placing this information at the end of, or right after, the "Our Company" subsection unduly emphasizes these risk factors and could be misleading to investors, as it suggests to investors that these risks and considerations, which we believe are common to many issuers, are somehow more applicable to us, or present greater risks to us, than to other issuers. In our experience, the placement of information similar to that contained in the "Risk Factors" subsection immediately before information similar to that contained in the "Our Corporate Information" subsection is customary.

We have complied with the Staff's comment regarding the revision of our summary risk factor relating to our losses. Please see page 3 of the prospectus.

Michele M. Anderson,  Esq.
March 2, 2006

Our Company, page 1

3.

We note your response to prior comment 12 that 4% to 5% of your revenues were attributable to Varian Medical Systems. Either delete the reference to Varian Medical Systems from your summary or revise to clarify that it only accounted for 5% or less of your revenues in each of the last three fiscal years.

We have complied with the Staff's comment and have revised our summary to delete the reference to Varian Medical Systems. Please see page 1 of the prospectus.

Our Existing Equity Investors, page 3

4.

Please revise to disclose, very briefly, the date on which Cypress acquired your common stock and the amount they paid for it. Revise here and throughout the prospectus to clarify Cypress' role in the January 2004 merger. In an appropriate location in the prospectus, clarify at what level in your corporate structure Cypress holds its ownership interests.

We have complied with the Staff's comment and have revised the prospectus to:

• disclose the date on which Cypress acquired our common stock and the amount paid for it;

• clarify Cypress' role in the January 2004 merger; and

• clarify at what level in our corporate structure Cypress holds its ownership interests.

Please see pages 3 and 32 of the prospectus.

Risk Factors, page 9

Risks Relating to Our Business, page 9

We may not be able to continue to achieve profitability, page 14

5.

We note your revisions in response to prior comment 19. Further revise to disclose, if true, that your future reported net income will also depend on the timing of amortization of goodwill and other intangible assets, including those related to acquisitions.

We have complied with the Staff's comment and have revised this risk factor to disclose that our profitability could also be affected by purchase accounting charges related to future acquisitions and potential impairment charges related to goodwill and other intangible assets. Please see page 14 of the prospectus.

Risks Related to our Indebtedness, page 15

The agreements governing our debt..., page 16

6.

We note your revision in response to prior comment 20 and the explanation in your response letter. Considering the significance of these restrictions, revise the statement in the prospectus summary that "[w]e have a significant amount of debt that exceeds the amount of our tangible net assets" to highlight more clearly that you have no operations and no source of income to satisfy your debt obligations other than distributions from your subsidiary, Communications & Power Industries, and that the terms of your debt restrict the ability of your subsidiary to make distributions to you.

We have complied with the Staff's comment. Please see pages 2-3 of the prospectus.

7.

In your response letter, advise us what amounts and percentages of your, and your subsidiaries', various notes, credit facilities and other debt are held by The Cypress Group and its affiliates.

Cypress has informed us that none of The Cypress Group or its affiliates hold any of our 8% Senior Subordinated Notes, our Floating Rate Senior Notes or our credit facilities.

Michele M. Anderson,  Esq.
March 2, 2006

Use of Proceeds, page 22

8.

Revise to clarify that you used a portion of the debt referenced here to fund $92.8 million in cash dividends to Cypress.

We have complied with the Staff's comment. Please see page 22 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 34

9.

We have considered your response to prior comment 30. However, we continue to believe it is inappropriate to present combined financial results in Management's Discussion and Analysis. Please revise Management's Discussion and Analysis as previously requested.

We believe that presenting the combined results of operations for fiscal year 2004 for purposes of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is the most meaningful and relevant presentation to investors to facilitate their understanding of our results of operations on a comparative basis among fiscal years 2003, 2004 and 2005 even though that presentation is not in accordance with GAAP. There are no comparable periods in any other fiscal year against which investors may make meaningful comparisons to the 16-week predecessor period ended January 22, 2004 or the 36-week successor period ended October 1,  2004.

However, in response to your concerns expressed during a telephone call with the Staff, we have added to the prospectus an explanation summarizing the impact of the merger and summarizing the reasons why we believe the presentation of combined results for fiscal year 2004 is helpful to investors. Please see pages 36-37 of the prospectus.

EBITDA, page 38

10.

Refer to the EBITDA discussion in Management's Discussion and Analysis on page 38. We note in your disclosure that "[m]anagement bonuses for fiscal years 2005 and 2004 were based on EBITDA adjusted for certain non-recurring or non-cash charges as described in footnote 7 in 'Selected financial data.'..." We cannot locate your disclosures of these non-recurring and non-cash charges in footnote 7. Clearly explain to readers the nature of the non-recurring or non-cash items you adjusted to EBITDA in your management bonus calculation. Revise the title of this non-GAAP measure "EBITDA for calculation of bonuses" or "EBITDA adjusted for..." to clearly identify the measure being used and the nature of the adjustments. Also, fully comply with the disclosure requirements of Item 10(e) of Regulation S-K or remove this disclosure from the filing.

We acknowledge the Staff's comment. We note that the previous cross references to "footnote 7 in 'Selected financial data"' were incorrect and accordingly have corrected the cross references to "footnote 5 in "Summary financial data,"' which sets forth the adjustments to EBITDA that were made in connection with the calculation of management bonuses. See pages 42 and 44 of the prospectus. In addition, in order to clarify for readers the differences between EBITDA and the EBITDA as adjusted for management bonuses, we have given our discussion of EBITDA for calculation of bonuses for each of fiscal years 2004 and 2005 a separate subheading entitled "EBITDA for Purposes of Calculating Management Bonuses" and have provided an explanation to investors as to why this discussion is included in the MD&A. See pages 42 and 44 of the prospectus.

We note that we included this discussion of EBITDA as adjusted for the calculation of bonuses in the prospectus in Amendment No. 1 to the Registration Statement in an effort to comply with the Staff's prior comment 33, pursuant to which the Staff requested that we provide a discussion and analysis of how changes in EBITDA affected the management bonuses for fiscal years 2004 and 2005. We are not presenting EBITDA as adjusted for calculation of bonuses in the MD&A as a measure to be used by investors to evaluate our operating results or liquidity, but rather to help investors understand how our management bonuses for those fiscal years were calculated.

Michele M. Anderson,  Esq.
March 2, 2006

Financial Statements, page F-l

Consolidated Statements of Operations, page F-4

11.

We note your response to prior comment 49 and await the pro forma per share information to be provided on the face of your income statement.

We acknowledge the Staff's comment. Please note that we will provide the pro forma per share information in a subsequent amendment to the Registration Statement, after the anticipated price range of our common stock is established. The guidance in SAB Topic 1B.3 specifically recommends using the "offering price" in the pro forma calculation, and the offering price is not included in the Second Amendment. A subsequent amendment to the Registration Statement will include the anticipated offering price range and the requested pro forma presentation.

Note 3. Mergers, page F-14

12.

We are considering your responses to prior comments 54, 55, 56, and 57. We may have further comment upon the completion of our review.

We acknowledge the Staff's comment and will await the completion of the Staff's review on these responses.

Note 15. Segments, Geographic and Customer Information, page F-32

13.

We are considering your response to prior comment 62. We remain concerned that your aggregation of the five segments could cause a loss of information that is potentially valuable to investors. We note in the EBITDA and gross profit information trends in the operating results of the divisions that would be lost to a reader when aggregated. To assist us in our understanding of the significance of this information, please provide us a comparative analysis of divisional EBITDA and gross profits in dollar amounts rather than percentages.

[**]*

14.

Please expand on your response to prior comment 63 by separately addressing the operations of each division. Address each division's operations under each of the criteria in paragraph 17 of SFAS 131 and then tell us why you believe all of the divisions are sufficiently similar to one another in each criterion to justify aggregation.

1. The nature of the products and services

We are currently organized under six operating segments, which we call divisions.  These divisions have evolved largely based on historical considerations and physical separation.  Each division is managed by a division president, who in turn reports to our corporate executives.  Each of the divisions included in the vacuum electron device, or VED, segment produces a broad range of VED products that generate, amplify and/or control various forms of electromagnetic energy (most commonly in the microwave portion of this spectrum). In addition, certain of our divisions also produce subsystems that generally consist of a VED together with the power, control and cooling circuits for the VED.

We produce a large number of types of VEDs and power and control products that vary by physical size, level of power, bandwidth, or other performance parameters. They all share common characteristics in that their fundamental physics and principles of operation are the same. These products are listed by division below, and are more fully described in the "Business — Products" section of the prospectus.

To assist in the Staff's analysis of our divisions, we are supplementally providing to the Staff a series of photographs of a sampling of the products and the manufacturing facilities of our VED segment divisions.

*    Confidential Treatment Requested

Michele M. Anderson,  Esq.
March 2, 2006

Microwave Power Products (MPP) Division —Our MPP division is located in Palo Alto, California, and evolved from the original VED unit of our predecessor, Varian Associates, Inc. ("Varian"). MPP's major products include klystrons and gyrotrons, helix traveling wave tubes, coupled cavity traveling wave tubes and microwave transmitter subsystems. MPP has undergone various organizational changes over the years. Initially, it was Varian'soriginal VED division. Later, the activities and products of two other internal operating units were folded into MPP so that today it performs the functions that were once carried out by three different internal organizational units of approximately equal size.

Beverly Microwave Division (BMD) — BMD is located in Beverly, Massachusetts, and consists of a collection of businesses that were originally acquired by Varian in the 1960s. BMD's major products include magnetrons, cross-field amplifiers, ring loop traveling wave tubes, receiver protectors and control devices, and microwave transmitter subsystems.

Communications & Medical Products (CMP) Division — CMP's operations were originally established in Canada by Varian in 1954. CMP's major products include medium power klystrons, extended interaction klystrons, and X-ray generators. CMP's klystron products are based on designs originally developed at MPP in Palo Alto (although they address applications with different frequency and power requirements). They are very similar in nature to, and in some cases even share vendors and specific parts with, products produced at MPP.

CMP also produces X-ray generators to power and control a wide cross section of X-ray tubes built by third parties. "X-ray generators" refers to a class of products that is used to provide the power, cooling and control for another class of VED that is used to generate X-ray energy (rather than microwave energy). These VEDs are referred to as X-ray tubes. When we were part of Varian, X-ray tubes were produced by one of our sister divisions there. An X-ray generator is very similar to the transmitters described elsewhere in that it consists of electronics that provide the high voltages required in order to power and control the VED used to generate the X-rays. The technology, factory facilities, testing techniques and performance requirements for CMP's generators are quite similar to the other classes of transmitters produced by us.

Eimac Division — Our Eimac division is a business that was originally acquired by Varian in the early 1960s. Eimac's major products include power grid tubes, klystrode-inductive output tubes (this type of VED combines the principles of a klystron with those of a power grid tube to create a hybrid device with the best characteristics of both products), and circuits/sockets. Circuits/sockets are pieces of equipment into which certain of the VED types produced and sold by Eimac are housed when they are first built into higher level equipment. A circuit/socket for a VED is the microwave technology equivalent to a common household bulb and its socket.

Econco Division — We acquired Econco in October 2004. Econco is our smallest division, with revenues of approximately $12 million per year, and is located in Woodland, California. While Econco's activities are generally referred to as "rebuilding services" in the industry, Econco is a factory that builds tangible product in a manner very similar to all of our other VED divisions. Each of our VED divisions provides both new products as well as repairs and rebuilds of products that have been in the field and have worn out. The major difference between Econco and the other divisions is that in the other divisions, the majority of the products manufactured are new. In the case of Econco, the majority of its products are rebuilds, with a relatively smaller number that are built from scratch and are brand new.

Approximately two thirds of the rebuilt and repaired products sold by Econco involve rebuilding or repair of VEDs originally manufactured by our Eimac division, with the remaining one third consisting of products originally manufactured by our other divisions and competitive VED suppliers.

Michele M. Anderson,  Esq.
March 2, 2006

Summary — Each of the divisions included in the VED segment produces a broad range of products, all of which perform a similar function, i.e., they generate, amplify and/or control various forms of electromagnetic energy (most commonly in the microwave portion of this spectrum). There are a large number of types of VEDs and power and control products that vary by level of physical size, power, bandwidth, or other performance parameters; however, all of them share common characteristics in that their fundamental physics and principles of operation are the same.

2. The nature of production processes

Microwave Power Products (MPP) Division — All of the MPP products require similar factory processes and manufacturing steps. MPP generally subcontracts the actual fabrication of the component parts, i.e., printed circuit boards, enclosures for transmitters, machining, pressing, and forming, to outside specialists. The final product is then assembled by MPP. These construction techniques include the use of copper components to enclose the vacuum and ceramic components to provide voltage separation between the copper pieces, with all products using similar manufacturing steps and techniques, which involve cleaning, plating, and joining using soldering / brazing / welding. All products undergo an evacuation step to achieve a high degree of vacuum inside the device. All products require multiple high voltages in order to operate, and therefore undergo a conditioning and testing process that involves high temperature baking and the application of various voltages.

For microwave transmitter subsystem production, power control components (i.e., transformers, power supplies, control circuitry and cooling fans or heat exchangers) are mounted with one or more vacuum electron devices inside a metal enclosure, after which the various components and subassemblies are wired and soldered together, and the entire subassembly undergoes a conditioning and testing process very similar to that of our other VED products (since in many cases the same performance parameters are being tested, i.e., power, frequency, voltage).

Beverly Microwave Division (BMD) — As with products made at MPP, BMD products are constructed from a variety of predominantly copper and ceramic components supplied by third parties, involve electrons operating in a vacuum and require multiple high voltages for power and control. They involve similar manufacturing techniques, i.e., cleaning / plating / brazing / baking / testing, and use similar equipment.

For BMD's microwave transmitter subsystem production, the process is generally the same as the production of transmitters at MPP.

Communications & Medical Products (CMP) Division — The production steps and equipment for the VEDs produced by CMP are essentially the same as in the other VED divisions. For X-ray generators, the technology, factory facilities, testing techniques and performance requirements are quite similar to the other classes of transmitters described above for MPP and BMD — that is — they involve assembling power control components (i.e., transformers, power supplies, control circuitry and cooling fans or heat exchangers) into an X-ray subsystem, after which the entire subsystem undergoes a conditioning and testing process very similar to that of our other products.

Eimac Division — The construction techniques, factory equipment, and the fundamental operating principles of Eimac's products are similar to all the others previously described. These products are also constructed from copper and ceramic parts, are powered by high voltages and involve electrons operating in a vacuum. They involve similar manufacturing techniques, i.e., cleaning / plating / brazing / baking / testing, and use equipment similar to equipment used by the other divisions.

As a further indication of the similarity of our VED divisions' technology, products, manufacturing equipment and operating principles, we are in the process of moving our Eimac division into the same facilities as our MPP division. While we are transferring certain pieces of equipment from the prior Eimac facilities because they still have usable economic life, after the move is completed, both Eimac and MPP will use the same plating facility and in certain cases will share test equipment, brazing facilities and staff.

Michele M. Anderson,  Esq.
March 2, 2006

Econco Division — Econco uses a manufacturing process and equipment similar to those used by our other VED divisions to rebuild VEDs and produce new VEDs. The rebuilding process takes a device that has been returned from the field, strips the device to its basic elements and repairs and replaces the components that have either worn out or have been damaged in the disassembly process. This can range from replacement of a significant but select number of parts to rebuilding something that is essentially all new. The engineering and factory activities are identical to those that would have been used to build the product in the first place. The Econco factory uses similar equipment and techniques, i.e., cleaning / plating / brazing / baking / testing, to those used in all of our other VED facilities.

Summary — All of our divisions use similar production processes and equipment, and in many cases use the same vendors for raw materials, components and production and testing equipment. In all cases we tend to subcontract the actual fabrication of the component parts, i.e., printed circuit boards, housings / enclosures for transmitters, machining, pressing, and forming, to outside specialists. The work that is done in-house is primarily centered on assembling these sub-contracted components into the finished product, using a variety of processes, including cleaning and plating, mechanical assembly techniques, joining of components through soldering / brazing / welding, followed by a series of final tests that involve the measurement of their operating characteristics, i.e., power, frequency, voltage. Our divisions build a cross section of products that include both the devices that are used to generate the electromagnetic energy as well as products used to power and control these devices. The skills of the factory labor are comparable, and at times, we transfer labor between divisions when one of our divisions is busier than the others. In addition, because the technical employees of the divisions have a similar cross-section of skills, their expertise is often shared with other divisions.

3. The type or class of customer

Microwave Power Products (MPP) Division, Beverly Microwave Division (BMD), Communications & Medical Products (CMP) Division, and Eimac Division — Each of these divisions sells to every class of customer with which we do business, which includes original equipment manufacturers ("OEMs") and end users; domestic and international customers; and commercial and government customers.

Econco Division — Since Econco primarily rebuilds products, it deals primarily with end users, either through our direct sales and marketing organization or though distributors. The end users that purchase products from Econco are the same end users that would have originally purchased the new products either from our Eimac division or the other original manufacturer of the VEDs. Similar to the other divisions, Econco sells to domestic and international customers and commercial and government customers.

Summary — All of our divisions sell to both domestic and international customers; to both commercial and government customers; and also to end users. OEMs integrate our products into higher level assemblies or finished products for end users. All of our divisions make sales to end users when we are selling upgrades, spare or replacement products. The end users are a diverse group that includes government agencies, commercial communications providers, hospitals and a variety of industrial users, both domestically and internationally (we sell our products in over 85 countries around the world). Each of the five VED segment divisions sells to users from most of our end markets: radar, electronic warfare, medical, communications, industrial and scientific.

4. The distribution methods used

All Divisions — All of our divisions' products are sold by our worldwide direct sales and marketing organization, which distributes a complete cross section of our products from all divisions into all of our six end markets and to all classes of customers.  Geographically, where the business volume does not warrant dedicated employees, we use local representatives who also generally represent a cross section of all divisions' products (generally, most of our local representatives sell products from all divisions to all end markets and all classes of customers).  For certain products where the distribution is extremely broad and volume per transaction is low, we sell our products through a stocking distributor.

Michele M. Anderson,  Esq.
March 2, 2006

5. The regulatory environment

All Divisions — The regulatory environment is similar for all of our divisions. All of our products and facilities are subject to a variety of government regulations that generally do not vary by division, including required compliance with:

•

a variety of standards that control the radiation of electromagnetic energy, such as electromagnetic compatibility / interference standards (EMC), and UL/CSA/IEC standards, which control many of the electrical and safety characteristics of our products;

•

government contracting regulations, with which all government sales, both direct as well as through prime contractors, must comply;

•

environmental regulations;

•

avariety of export controls that limit or restrict the countries to which we can sell certain of our products; we have a centralized export control group that coordinates compliance with U.S. export controls for all divisions, including those divisions located outside the U.S.; and

•

industrial security requirements applicable to certain of our products and programs used in classified applications; each of our divisions has staff that has appropriate level of security clearances and, except for Econco, has certain levels of facility security clearances; any impact from programs that require security clearances would be routinely addressed by each facility.

15.

In regard to the above comment, we note the statement in Note 4 that "Econco is a provider of rebuilding service for VEDs, allowing broadcasters and other users of these critical products to extend the life of their devices at a cost that is lower than buying a new VED." As a service provider, we do not understand why you believe Econco has similar economic characteristics as your manufacturing divisions. Fully address in your response this difference as well as others such as differences in the economics of the medical market and electronic warfare and radar markets, differences in government versus non-government contracting including sales and government funded research, and differences in the regulation of defense versus non-defense operations including export controls and classified technologies.

Econco Operations

Although Econco's activities are generally described in industry parlance as "rebuilding services," in fact, Econco's activities are factory-based manufacturing activities that are very similar to the activities of our other VED segment divisions. The rebuilding process involves taking an old VED that has been returned from the field, stripping the product to its basic elements, and repairing and replacing those components that have either worn out or are damaged in the disassembly process. The rebuilding process involves the same assembly steps as those involved in producing a new product — cleaning, plating materials, joining techniques such as brazing and welding, baking and testing. The rebuilding process ranges from the replacement of a significant but select number of parts to rebuilding something that is essentially all new. Therefore, the engineering and factory activities are the same as those used to build the product in the first instance.

As noted above in our response to comment 14, all of the divisions in our VED segment manufacture both new VED products as well as repairs and rebuilds of products that have been in the field and have worn out. The major difference between Econco and the other divisions is that in the other divisions the majority of the products manufactured are new, rather than rebuilt. In the case of Econco, most of the products are rebuilt with a smaller number that are built from scratch and are brand new.

[**]*

*    Confidential Treatment Requested

Michele M. Anderson,  Esq.
March 2, 2006

Part II - Information not Required in the Prospectus, page II-1

Exhibit 5.1

16.

We note that counsel refers to and limits the opinion to "the General Corporation Law of the State of Delaware." Please confirm to us in writing that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this written confirmation as part of your correspondence on EDGAR. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14, 2000), also known as the Current Issues Outline, which is available on our web site at <http://www.sec.gov/pdf/cfcr112k.pdf>.

We hereby confirm that Irell & Manella LLP, our counsel, concurs with your understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" in its legal opinion includes the statutory provisions of the General Corporation Law and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

* * * * *

Michele M. Anderson,  Esq.
March 2, 2006

If you have any questions concerning the foregoing, please contact the undersigned at (650) 846-3096 or Rick Wirthlin of Irell & Manella LLP, our counsel, at (310) 203-7586.

Sincerely,
By:	/s/ Joel A. Littman
Joel A. Littman, Chief Financial Officer

cc:
Securities and Exchange Commission:
                Mr. Robert  S. Littlepage, Jr.
                Mr.  Andrew Mew
CPI International, Inc.:
                Mr. O. Joe  Caldarelli, Chief Executive Officer
KPMG LLP:
                Mr. Kevin  Reagan
Irell & Manella LLP:
                Mr. Rick Wirthlin
                Ms. Sylvianne  Pizarro